Exhibit 1

KongZhong Corporation Reports First Quarter 2016 Unaudited Financial Results

BEIJING, China- June 15, 2016-KongZhong Corporation (NASDAQ: KZ), a leading online game publisher and developer in the PRC, today announced its unaudited financial results for the first quarter of 2016.

First Quarter 2016 Financial Highlights

●	Total revenues for the first quarter of 2016 were US$ 51.44 mn, a 21.11% increase from the fourth quarter of 2015 and a 1.84% increase from the same period last year.
●	Total gross profit was US$ 22.10 mn, a 16.18% increase from the fourth quarter of 2015 and a 15.62% increase from the same period last year.
●	Net income was US$ 25.60 mn, a 319.72% increase from the fourth quarter of 2015 and a 510.03% increase from the same period last year, which included the realized gain of US$ 19.78 mn on a partial disposal of the shares in investment of Ourgame. Diluted net income per American Depositary Shares ("ADS") was US$ 0.54.
●	Non-GAAP net income was US$ 6.73 mn, a 3.71% decrease from the fourth quarter of 2015 but a 30.07% increase from the same period last year, with Non-GAAP diluted net income per ADS of US$ 0.14 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).
●	As of March 31st 2016, the Company had US$ 163.49 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 3.47 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 65.44 mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 4.35 and HK$ 11.44 per ordinary share, respectively (or US$ 11.63mn and US$ 17.78mn, respectively) as of March 31st 2016, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$ 5.75 and HK$ 13.04 per ordinary share, respectively (or US$ 44.47mn and US$ 20.29mn, respectively) as of December 31st 2015.

Business Highlights

●	The Company will continue to concentrate its efforts in Internet Games and Mobile games around its War Saga game platform, China's leading military genre online game platform. The Company plans to test and release additional mobile and PC games around the War Saga theme in 2016,

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2015	2016
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	50,512	42,475	51,442
Internet Games	26,364	30,476	37,014
Mobile Games	10,555	1,983	4,499
WVAS	13,593	10,016	9,929

Cost of Revenues	31,400	23,454	29,344
Internet Games	14,325	14,366	17,813
Mobile Games	6,667	1,556	4,089
WVAS	10,408	7,532	7,442

Gross Profit	19,112	19,021	22,098
Internet Games	12,039	16,110	19,201
Mobile Games	3,888	427	410
WVAS	3,185	2,484	2,487

Gross Margin	38%	45%	43%
Internet Games	46%	53%	52%
Mobile Games	37%	22%	9%
WVAS	23%	25%	25%

Revenues

Total revenues for the first quarter of 2016 were US$ 51.44 mn, a 21.11% increase from the fourth quarter of 2015 and a 1.84% increase from the same period last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 37.01 mn in the first quarter of 2016, an increase of 21.45% from the fourth quarter of 2015 due to the release of World of Warships on November 27th 2015 and the release of the first expansion pack for Guild Wars 2: Heart of Thorns, to the mainland China market on November 20th 2015.

For the first quarter of 2016, mainland China online game operations achieved average monthly active users (“MAUs”) of 2.74 mn and aggregated monthly paying accounts (“APAs”) of 455k with monthly average revenue per user (“ARPU”) of RMB 170.

	Three Months Ended
	March 31, 2015		December 31, 2015		March 31, 2016
MAU	1,909	k	2,690	k	2,743	k
APA	333	k	448	k	455	k
ARPU	163		144		170

Internet game revenues made up 72.0% of total revenues in the first quarter of 2016.

Mobile Games Revenues

Total mobile game revenues were US$ 4.50 mn, a 126.88% increase from the fourth quarter of 2015 but a 57.38% decrease from the same period last year. The increase in mobile game revenues was due to the newly launched mobile game, Rush Three Kingdoms in Japan on March 10th 2016, and the release of Rush Three Kingdoms in Southeast Asia on March 17th 2016; In the Chinese domestic market, we released the Battle of Warship on March 16th 2016 and Battleship Girl on April 20th 2016 on the IOS and Android smartphone platforms.

Total mobile game revenues made up 8.7% of total revenues in the first quarter of 2016.

WVAS Revenues

WVAS revenues were US$ 9.93mn, a 0.87% decrease from the fourth quarter of 2015 and a 26.96% decrease from the same period of last year.

WVAS made up 19.3% of total revenues in the first quarter of 2016.

Gross Profit

Total gross profit for the first quarter of 2016 was US$22.10 mn, a 16.18% increase from gross profit in the fourth quarter of 2015 and a 15.62% increase from the same period last year.

Total gross margin was 43.0% in the first quarter of 2016 compared to gross margins of 44.8% in the fourth quarter of 2015.

Internet Game Gross Profit

Internet game gross profit was US$ 19.20 mn, a 19.19% increase from gross profits in the fourth quarter of 2015 and a 59.49% increase from the same period last year. Internet game gross margin was 51.9% compared to 52.9% in the fourth quarter of 2015.

Mobile Game Gross Profit

Mobile games gross profit was US$ 0.41 mn, a 3.98% decrease from the fourth quarter of 2015 and an 89.45% decrease from the same period last year. The decrease in gross profit was due to recognition of prior prepaid license fees for offline mobile games that will not launched in future yet. Mobile games gross margin was 9.1% compared to 21.5% in the fourth quarter of 2015.

WVAS Gross Profit

WVAS gross profit was US$2.49 mn, a 0.12% increase from the fourth quarter of 2015 but a 21.92% decrease from the same period last year. WVAS gross margin was 25.0% compared to 24.8% in the fourth quarter of 2015.

Operating Expenses

Total operating expenses in the first quarter of 2016 were US$17.48 mn compared to US$16.80 mn in the fourth quarter of 2015.

Product development expenses in the first quarter of 2016 were US$ 6.16 mn compared to US$ 6.18 mn in the fourth quarter of 2015.

Sales and marketing expenses in the first quarter of 2016 were US$ 9.07 mn compared to US$6.35 mn in the fourth quarter of 2015. Sales and marketing expenses increased primarily due to the increased promotion activities of some of our Internet games and the newly launched smartphone games in 1Q 2016.

General and administrative expenses in the first quarter of 2016 were US$2.25 mn compared to US$4.27 mn in the fourth quarter of 2015. General and administrative expenses moderated primarily due to the decreased consulting and travel related expenses relating to our corporate investment activities, and bad debt provision relating to our WVAS business in 1Q16 compared to 4Q 2015.

The Company’s total headcount in the first quarter of 2016 was 789 staff compared to 793 staff at the end of the fourth quarter of 2015.

Earnings

US GAAP net income and diluted income per ADS were US$ 25.60 mn and US$ 0.54, respectively. Non-GAAP net income and diluted income per ADS were US$ 6.73 mn and US$ 0.14, respectively.

Total ADS on a diluted basis outstanding during the first quarter of 2016 were 47.50mn, compared to 47.30mn outstanding during the fourth quarter of 2015.

For the purpose of earnings per share calculation	Number during three months ended December 31,2015	Number during three months ended March 31, 2016
ADS (in mns)	46.87	47.10
Add: Dilution impact from options and nonvested shares	0.27	0.23
Warrants issued to business partners	0.16	0.17
ADS on diluted basis	47.30	47.50

Balance Sheet

As of March 31, 2016, the Company had US$ 163.49mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 3.47 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 65.44mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 4.35 and HK$ 11.44 per ordinary share, respectively (or US$ 11.63mn and US$ 17.78mn, respectively) as of March 31,2016, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$ 5.75 and HK$ 13.04 per ordinary share, respectively (or US$ 44.47mn and US$ 20.29mn, respectively) as of December 31, 2015.

Investment in Ourgame

In November 2015, the Company entered into an agreement to partially dispose of its investment in Ourgame to Glassy Mind Holdings Limited, a third party, at a price of HK$6.1062 per share, for a total consideration of approximately HK$239.4 million (equivalent to approximately US$30.9 mn), with approximately 80% of the total consideration to be paid in cash immediately upon the completion of the sale and the remaining consideration to be paid in cash on September 30, 2016. The sale was completed in February 2016 and the Company received US$25.1 million in February 2016. The Company held a 2.63% interest in Ourgame thereafter. In the first quarter of 2016, the Company recognized a realized gain of US$19.78mn on the partial disposal of the shares in Ourgame in the statements of comprehensive income (loss). The cost of securities sold is determined based on specific identification method.

Recent Developments

On June 29, 2015, the Company announced that its board of directors (the “Board”) had received a preliminary non-binding proposal letter from Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P. to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates for US$8.56 in cash per American depositary share (the “ADS”, each representing forty ordinary shares) (the “Going Private Proposal”).

On July 8, 2015, the Company announced that the Board has formed a special committee (the “Special Committee”) consisting of two independent directors, Hope Ni and Xiaolong Li, and delegated to the Special Committee the exclusive power and authority of the Board to, among other things, evaluate and respond to the Going Private Proposal. Ms. Ni is serving as the chair of the Special Committee.

On November 3, 2015, the Company announced that the Special Committee has retained Duff & Phelps, LLC and Duff & Phelps Securities LLC as its financial advisors and Skadden, Arps, Slate, Meagher &Flom as its legal counsel in connection with its review and evaluation of the Going Private Proposal.

The Board cautions the Company's shareholders and others considering trading in the Company’s securities that no decisions have been made by the Special Committee or the Company with respect to the Company's response to the Going Private Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other proposed transaction involving the Company, its securities and/or its assets will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other proposed transaction, except as required under applicable law.

Conference Call

KongZhong’s management will hold a conference call and live webcast to discuss the results at 7:30 PM Eastern Standard Time (EST) on Wednesday, June 15, 2016 (7:30 AM Beijing/Hong Kong time, Thursday, June 16, 2016)

The Company welcomes all interested parties to participate in the live conference call. An Operator will greet you and ask for the Conference ID shown as following.

Conference ID: 23951963

The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6713 5090

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website athttp://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available until June 23, 2016(EST):

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Toll Free Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail:lifeng3@kongzhong.com

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2015	2016

Revenues	50,512	42,475	51,442
Cost of revenues	31,400	23,454	29,344

Gross profit	19,112	19,021	22,098

Operating expenses
Product development	6,118	6,176	6,158
Sales and marketing	6,232	6,353	9,075
General and administrative	3,838	4,267	2,250
Total operating expenses	16,188	16,796	17,483

Government subsidy	214	769	71

Income from operations	3,138	2,994	4,686

Interest income	1,640	3,879	2,245
Interest expense	(183)	(88)	(207)
Imputed interest on long-term liabilities	(140)	-	-
Exchange loss	(73)	(141)	(147)
Gain on sale of available-for-sale securities	-	-	19,781
Income before income tax expense, loss on equity method investments	4,382	6,644	26,358
Income tax expense	(160)	(321)	(208)
Loss on equity method investments	(25)	(223)	(547)
Net income	4,197	6,100	25,603

Earnings per ADS, basic	0.09	0.13	0.54
Earnings per ADS, diluted	0.09	0.13	0.54
Weighted average ADS outstanding (million)	46.61	46.87	47.10
Weighted average ADS used in diluted EPS calculation (million)	46.85	47.30	47.50
Net income	4,197	6,100	25,603
Other comprehensive income	8,000	4,759	(23,202)
Total comprehensive income	12,197	10,859	2,401

KongZhong Corporation

Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of March 31,	As of December 31,	As of March 31,
	2015	2015	2016
Assets
Current assets
Cash and cash equivalents	85,168	38,304	66,751
Term deposits	16,088	25,121	124
Available-for-sale securities	46,062	64,756	29,414
Held-to-maturity securities	20,667	26,747	47,361
Accounts receivable (net)	29,235	24,485	29,146
Restricted cash	61,286	58,467	67,015
Other current assets	36,990	72,717	84,511
Total current assets	295,496	310,597	324,322

Non-current assets
Rental deposits	1,440	1,397	1,464
Intangible assets (net)	52,101	12,516	11,499
Property and equipment (net)	4,902	4,654	4,130
Long-term investments	1,076	4,773	5,940
Goodwill	89,675	84,770	85,200
Restricted cash	10,816	-	18,263
Total non-current assets	160,010	108,110	126,496
Total assets	455,506	418,707	450,818

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $33,403, $28,063 and $31,099 as of March 31, 2015, December 31, 2015 and March 31, 2016, respectively)	33,455	28,075	31,611
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $15,474 as of March 31, 2015, December 31, 2015 and March 31, 2016, respectively)	49,963	49,963	65,437
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $5,013, $7,888 and $17,188 as of March 31, 2015, December 31, 2015 and March 31, 2016, respectively)	5,042	7,917	17,218
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $15,138, $15,142 and $16,400 as of March 31, 2015, December 31, 2015 and March 31, 2016, respectively)	23,472	20,991	22,134
Total current liabilities	111,932	106,946	136,400

Non-current Liabilities
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $10,000, $nil and $nil as of March 31, 2015, December 31, 2015 and March 31, 2016, respectively)	10,000	-	-
Total liabilities	121,932	106,946	136,400

Shareholders’ equity	333,574	311,761	314,418
Total liabilities and shareholders’ equity	455,506	418,707	450,818

KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Three Months Ended
	March 31,	March 31,
	2015	2016
Cash Flows From Operating Activities
Net income (loss)	4,197	25,603
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,998	1,691
Gain on sale of available-for-sale securities	-	(19,781)
Imputed interest on long-term liabilities	140	-
Loss on equity method investments	25	547
Share-based compensation	234	122
Changes in operating assets and liabilities	(3,124)	9,604
Net Cash Provided by Operating Activities	5,470	17,786

Cash Flows From Investing Activities
Proceeds from disposal of term deposits	815	24,881
Acquisition of equity method investment	(285)	-
Acquisition of cost method investment	-	(920)
Temporary advances	(2,985)	-
Purchase of held-to-maturity securities	(17,699)	(40,313)
Purchase of available-for-sale securities	(16,876)	(255)
Proceeds from disposal of available-for-sale securities	-	25,139
Proceeds from disposal of held-to-maturity securities	21,300	20,032
Purchase of property and equipment	(55)	(96)
Addition of restricted cash	(8,145)	(26,260)
Loans to equity method investee	(7,618)	(6,964)
Net Cash Used in Investing Activities	(31,548)	(4,756)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	-	21
Deferred payments for intangible assets	(407)	-
Proceeds from bank borrowing	7,534	15,324
Net Cash Used in Financing Activities	7,127	15,345

Effect of foreign exchange rate changes	(974)	72

Net decrease in Cash and Cash Equivalents	(19,925)	28,447
Cash and Cash Equivalents, Beginning of Period	105,093	38,304
Cash and Cash Equivalents, End of Period	85,168	66,751

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP gross profit excludes, as applicable, impairment loss on intangible assets. In addition, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, as well as investment gain are adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2015	2016

GAAP net income	4,197	6,100	25,603
Share-based compensation	234	344	122
Imputed interest on long-term liabilities	140	-	-
Gain on sale of available-for-sale securities	-	-	(19,781)
Amortization of intangibles	600	541	782
Non-GAAP net income	5,171	6,985	6,726

Weighted average ADS used in diluted EPS calculation (million)	46.85	47.30	47.50
Non-GAAP diluted net income per ADS	0.11	0.15	0.14